EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange	August 3, 2015
The Israeli Securities Authority

Re: Report – Notice of a Labor Dispute at Pelephone

The Company hereby announces today that its subsidiary, Pelephone Communications Ltd., or Pelephone, received a notice from the Histadrut, the General Organization of Workers in Israel, Union of the Cellular, Internet and Hi-Tech employees, of a new labor dispute in accordance with the provisions of the Settlement of Labor Disputes Law, 1957, and a strike beginning on August 17, 2015 onwards.

According to the notice, the matters in dispute are unilateral decisions taken by Pelephone, specifically Pelephone allegedly undertaking organizational or structural changes that have implications on the working conditions, as well as Pelephone expanding the areas and volumes of outsourced work. The workers are demanding to negotiate these issues.

Pelephone rejected these claims in previous correspondence.

The Company or Pelephone cannot assess the implications of the notice at this time.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.